UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ACXIOM CORPORATION

(Name of Subject Company (Issuer))

VA PARTNERS, LLC

(Names of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

005 125 109

(CUSIP Number of Class of Securities)

Allison Bennington

ValueAct Capital

435 Pacific Avenue, Fourth Floor

San Francisco, CA 94133

(415) 362-3700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher G. Karras, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

(215) 994-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On July 20, 2006, VA Partners, LLC issued the following press release:

VALUEACT CAPITAL LAUNCHES ACXIOM-RELATED WEBSITE,

WWW.CHANGEATACXIOM.COM, IN SUPPORT OF ITS EFFORT

TO ELECT THREE VALUEACT NOMINEES TO ACXIOM’S BOARD

San Francisco, July 20, 2006 – ValueAct Capital today announced that it has launched a new website in support of its effort to elect three ValueAct Capital nominees—Jeffrey W. Ubben, Louis J. Andreozzi and J. Michael Lawrie—to the Board of Directors of Acxiom Corporation at Acxiom’s 2006 Annual Meeting of Stockholders.

Now up and running at www.ChangeAtAcxiom.com, the new website was created to provide Acxiom stockholders a broad range of information on why change is urgently needed on the board of directors at Acxiom.

“Acxiom stockholders deserve far more and far better than what they have been getting from the company’s current board and management team,” said ValueAct Capital Managing Partner Jeff Ubben. “As a major Acxiom stockholder since 2003 and currently the company’s largest stockholder, we have undertaken this proxy contest to drive for needed change—which can only come about, in our view, if there is meaningful change at the board level. The website we have established makes the need for change loud and clear, and makes equally clear why ValueAct Capital’s board slate is the superior alternative.”

Included in the new site is a summary of ValueAct Capital’s involvement with Acxiom since its initial investment in June 2003; of the governance-related and performance-related reasons why ValueAct Capital lost confidence in Acxiom management’s ability to maximize value for all Acxiom stockholders; of the background and strong qualifications of ValueAct Capital’s board nominees; of ValueAct Capital’s outstanding track record of value creation; and of ValueAct Capital’s action plan to build value for all Acxiom stockholders.

Also included in the website are links to relevant SEC filings; press releases; and selected media coverage. The date of Acxiom’s 2006 Annual Meeting of Stockholders has not yet been set but the meeting is required and expected to be held by September 3, 2006.

About ValueAct Capital

ValueAct Capital, with $3.5 billion in investments, seeks to make active value investments in a limited number of companies. The firm’s principals have demonstrated expertise in sourcing investments in companies they believe to be fundamentally undervalued, and then working with management and/or the company’s board to implement strategies that generate superior returns on invested capital.

ADDITIONAL INFORMATION

On May 15, 2006, VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., ValueAct Capital Management, LLC, Jeffrey W. Ubben, George F. Hamel, Jr., Peter H. Kamin, Louis J. Andreozzi and J. Michael Lawrie (collectively, the “Participants”) filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the election of Jeffrey W. Ubben, Louis J. Andreozzi and J. Michael Lawrie to the Board of Directors of Acxiom Corporation at the 2006 Annual Meeting of Stockholders of Acxiom Corporation.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR FROM THE PARTICIPANTS C/O GEORGESON INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004, TOLL FREE: (866) 316-4262.

INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THEIR SCHEDULE 13D INITIALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 2005, AS SUBSEQUENTLY AMENDED ON FEBRUARY 23, 2005, MARCH 16, 2005, MAY 4, 2005, JUNE 3, 2005, JULY 12, 2005, JULY 13, 2005, SEPTEMBER 27, 2005, OCTOBER 18, 2005, OCTOBER 21, 2005, MARCH 31, 2006, MAY 15, 2006 AND JUNE 21, 2006.

THIS COMMUNICATION IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY COMMON STOCK. THE SOLICITATION AND OFFER TO PURCHASE COMMON STOCK WILL BE MADE, IF AT ALL, PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WOULD BE FURNISHED TO STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. IF THESE MATERIALS ARE FURNISHED TO STOCKHOLDERS, STOCKHOLDERS SHOULD READ THEM CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. IN SUCH EVENT, STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR FROM THE PARTICIPANTS C/O GEORGESON INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004, TOLL FREE: (866) 316-4262.

Contact:	Todd F. Bourell
ValueAct Capital
617-531-5430

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